FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2010
29 April, 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.1     Press release of British Sky  Broadcasting  Group plc announcing BSkyB reaches agreement at the CAT released on  29 April, 2010

29 April 2010

BSkyB reaches agreement at the CAT

BSkyB and Ofcom have reached agreement on the terms of an order which they have today placed before the President of the Competition Appeal Tribunal (CAT) to resolve Sky's application for interim relief of 16 April 2010, seeking suspension of the outcome of Ofcom's Pay TV Market investigation.

The terms of the proposed order result in the suspension of certain aspects of Ofcom's decision pending the outcome of BSkyB's substantive appeal.

In summary, the effect of the proposed order will be that:

·
Ofcom's wholesale must offer (WMO) obligation will initially apply only in respect of BT, Top-up TV and Virgin Media on DTT and cable.

·
Each of BT, Top-up TV and Virgin Media would effectively pay the rate card price for Sky Sports 1 and/or Sky Sports 2, with the difference between that and the relevant WMO price paid into escrow.

·
At the conclusion of the appeal, the CAT will determine the distribution of the monies held in escrow.

A Sky spokesman said: "We are pleased to have been able to put forward an agreement which provides substantial protection against the short-term impacts of Ofcom's decision. We remain fully focused on our substantive appeal, which will be filed with the CAT in due course."

For further information please contact:

Analysts/Investors:
Francesca Pierce                      020 7705 3337

Media:
Robert Fraser                            020 7705 3706

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 29 April, 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary